

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2021

Punit Dhillon
Chief Executive Officer
Skye Bioscience, Inc.
5910 Pacific Center Boulevard, Suite 320
San Diego, CA 92121

>   **Re: Skye Bioscience, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed July 29, 2021**
>   **File No. 333-258243**

Dear Mr. Dhillon:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Lauren Hamill at 303-844-1008 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Life Sciences

cc: Mark C. Lee, Esq.